Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following is a written communication distributed by Susquehanna Bancshares, Inc. to employees of Patriot Bank Corp. on February 2, 2004.

Patriot Questions and Answers – Revised 1/26/04

Type	Ques #	Question	Answer
B	1	Will PTO change?	Employees will move to Susquehanna’s PTO Program. It’s very similar to Patriot’s program. All active employees will be grand fathered if their current allocation is greater than the current Susquehanna allocation.

	2	Is short-term disability a benefit at Susquehanna?	We have two methods of Short Term Disability. We have an Extended Sick Leave Bank that is available for you to use for illnesses greater than 3 days. Each year any remaining PTO balances automatically convert to this Extended Sick Leave Bank.

In addition, you can choose to elect a voluntary Short Term Disability program that has a 7-day elimination period. For a relatively nominal bi-weekly deduction this program provides coverage for you should you become disabled. Because you are paying the premium, when you receive the benefit you receive 60% of your salary to a maximum weekly benefit of $1,000 and it is non-taxable. Therefore it is close to your regular take-home pay.

	3	What happens to the days in our sick bank (are they carried over in STD)?	Your sick bank days will be carried over to the Extended Sick Leave Bank.

	4	Will we have new/different holidays?	Our bank affiliates have two additional – Columbus and Veteran’s Day. Some our non-banking affiliates mirror more closely the schedule of the equity and bond markets. A final a decision has not been made.

	5	When will we learn what types of medical plans will be offered?	We plan to hold employee meetings in early April. At that time in-depth information regarding your benefits options will be provided.

	6	When will we learn about 401(k)s and the PB	Patriot Human Resources will communicate this
		Stock we have? Will we be paid $30/share for	information with you. Discussions are on-going
		those?	with your plan advisors.

	7	Will there be blackout dates for vacations during the conversion process?	Depending on your role, we may ask that you do not take vacation time. This should only apply to a limited number of individuals. It is our goal to complete the conversion process in early June to avoid the busy vacation season as much as possible.

	8	When will Stowe personnel move to Corporate?	A date has not been determined at this point. As soon as it has been determined we will let you know.

Monday, January 26, 2004	Page 1 of 6

Type	Ques #	Question	Answer
	1	How will the name of Patriot Bank change?	Once the acquisition is finalized, Patriot Bank will merge into Equity Bank; however, upon conversion, Equity Bank will change its legal name to Patriot Bank. Additionally, the Founders’ Bank branches in Pennsylvania will be known as Patriot Bank.

	10	Will the review and increase process stay the same?	We try to ensure communication is consistent across all of our affiliates. Therefore we anticipate your integration into the Susquehanna process.

	11	Many people have heard of the personality-type testing that employees will be taking. Can you clarify who will be taking them and more information on their purpose? Would those who have taken the Caliper tests use those for reference instead of the Susquehanna test?	We utilize a behavior assessment tool called Activity Vector Analysis (AVA). We use if for many purposes. One key purpose is during the hiring process, to evaluate the fit for both role and the team for which the individual is applying. We also use it throughout your employment with us as an organizational development and team building tool.

Initially, the primary focus will be on those individuals that may be displaced through the merger process. It will assist us and the Outplacement Organization in finding the right role for individuals within Susquehanna or another organization.

	12	How much stress is placed on community involvement and how is it tracked?	As a community bank, our commitment to the local community is strong. We highly encourage employees to be involved in their local community. On an annual basis, you will be asked by your local CRA Officer for information regarding your community activities. This information will then be compiled for the regulatory agencies.

	13	Will the current approved budget be utilized throughout the year?	Yes, this is the plan at the present time.

	14	Will the branches have dollars to do special events/customer contests and appreciations?	We are in the process of evaluating this program and will have to gain a better understanding of how it works compared to other programs we currently utilize.

	2	Will employee titles change?	We can’t answer that question at the present time. However, at Susquehanna we try to ensure clear communications across all of our affiliates. One thing that enhances that capability is to ensure that, as much as possible, we use the same terminology. Therefore, we have a “standard” title for many of the roles in the organization. Your title may change, but most likely your role will remain the same.

Monday, January 26, 2004	Page 2 of 6

Type	Ques #	Question	Answer
	3	Will the sales program change?	We are in the process of reviewing the program and will have more information at a future date.

	4	Will the incentive program/goals change?	We are in the process of reviewing the program and will have more information at a future date.

	5	When will training begin and where would the training site(s) be held?	We are hoping to hold the majority of majority of training locally to you. Our systems staff is working hard to determine the feasibility of training at your traditional training sites.

	6	When will we know how many of our operational policies will change and how much time before the conversion will we have to learn those policies?	A major component of the training that you will receive will be on systems and procedures. We need to strike a balance between allowing enough time to train everyone, and not training so early that individuals will not have an opportunity to apply the training for a long period of time. A schedule is currently being developed and should be communicated in the coming months.

	7	Will branch hours change?	It is not expected that your branch hours will change based on the merger.

	8	Will the pay scales change?	We are currently in the process of comparing your pay scales to Susquehanna’s. It appears that they are consistent. It is not expected that anyone will have salary rate changes.

	8	How will branch cash limits be set (branch & teller)?	Cash limits are defined based upon individual branch needs in conjunction with retail management, the Cash Services department and Security/Loss Prevention.

	9	Will the current hiring and hiring decision process change?	We have not reviewed the process in detail at this time. We should have an answer for you shortly.

P/S/S

	1	Will the GroupWise system change, and will email addresses change?	While no final decisions has been made, Susquehanna is standardized on MS Exchange and Outlook, so it is likely that there will be a conversion from GroupWise to Exchange/Outlook. During the conversion, messages would be migrated to the new mailbox, if this is the recommendation that is made after a more thorough analysis.

	10	Will corrections on customer’s accounts still be able to be changed at the branch level?	It is anticipated that at conversion time, Patriot Bank will be utilizing the JHA/ARGO platform solution. We are in the process of reviewing the specifics of Patriot’s current practices to determine how this may differ from Equity Bank’s processes. Once all of the data has been evaluated, we will make a recommendation to the management team.

Monday, January 26, 2004	Page 3 of 6

Type	Ques #	Question	Answer
	11	Will we be able to make hold exceptions, and waiver decisions for customers that we currently have the ability to perform?	We are in the process of reviewing the specifics of Patriot’s current practices to determine how this may differ from Equity Bank’s processes. Once all of the data has been evaluated, we will make a recommendation to the management team.

	12	Will our ATM system be changing and will we be on-line with the systems?	Yes to both issues. The driving of the ATMs will be moved from STAR to Susquehanna’s Base24 processing system. Patriot Bank will move from a full-service STAR customer to an intercept processor. VISA Check Card processing will move to Susquehanna’s current vendor, Certegy. All ATM and POS transactions are validated against the core systems (Silverlake) available balance at the time of the transaction. Withdrawals, transfers and PIN-based purchases are reflected in the available balance at the time of the transaction.

	13	What type of system will the bank be using (for Retail Banking)?	Susquehanna Bancshares’ core processing system is Jack Henry and Associates Silverlake application. The deposit platform system is the JHA/ARGO solution.

	14	Will we be changing over to split days? Proof of Deposit?	We will be implementing cut-off times for deposited items. Currently, Equity Bank has a cut-off time of 3:00 PM.

	15	Will our customer’s account numbers change? If so, will the bank pay for new checks?	it is anticipated that the current Patriot Bank customer account numbers will not change unless a duplicate number is uncovered during the comparison process to Equity Bank’s existing account number base. Susquehanna Bancshares will pay for any checks needing to be replaced as a result of a duplicate number situation.

	16	Will the branches be able to continue to make and keep those current exceptions to customer and business type accounts that they currently do today?	We are in the process of reviewing the specifics of Patriot’s current practices to determine how this may differ from Equity Bank’s processes. Once all of the data has been evaluated, we will make a recommendation to the management team.

	17	What is the turnaround time for customer issues handled outside of the branches?	Susquehanna Bancshares utilizes a central (Lititz) internal Research & Adjustments department, and can sometimes provide immediate resolution based on the type of issue or request. The department has established service level agreements (SLAs) designed to meet the needs of the customer.

	2	Will we still have bounce protection, and will it have the same levels attached?	At this time research is being conducted to determine the specifics of Patriot’s Bounce program and how this may differ from Equity Bank’s current automated decisioning process. When all the data has been compiled, options will be presented to the management team for a final decision.

Monday, January 26, 2004	Page 4 of 6

Type	Ques #	Question	Answer
	3	How will the products change and will we retain all of our current products, and fees/minimum balances?	Product mapping between Patriot’s and Equity Bank’s current product mix has already begun. When this evaluation has been completed, recommendations will be presented to the management team for a final decision.

	4	Will any current products be grand-fathered?	Product mapping between Patriot’s and Equity Bank’s current product mix has already begun. When this evaluation has been completed, recommendations will be presented to the management team for a final decision.

	5	Will mortgages and consumer loans be processed the same for customers?	The product process evaluation has begun. When this evaluation has been completed, recommendations will be presented to the management team for a final decision.

	6	Will Patriot have any control over interest rates as we do now, or will they be set by Susquehanna?	Interest rates will be established by the ALCO committee of the new bank.

	7	What will be the funds availability policy?	Generally, “on-us” items are given same day credit and everything else is next day availability unless an exception hold has been placed on deposited amounts.

	9	What will we be able to do for customers who just signed new agreements for Merchant services—will they need to convert again?	The conversion team is gathering information in order to make an informed evaluation of this issue.

S

	1	When will we learn what our work-through dates will be?	We are working very hard to pinpoint dates as soon as possible. If you are an impacted employee, your dates may vary depending upon your role. Please know that we will provide, at minimum 3-months notice of your dates

	10	When and what kind of outplacement services will be provided?	We will be working with Life Management Associates to provide outplacement services including group meetings, assistance with resume writing, and one-on-one counseling. In addition, your Human Resources team will be working with local employers to provide on-site job fairs.

	11	Will there be stay bonuses offered other than the ESOP distribution?	Possibly, dependent upon circumstances.

	12	Will existing employee loans be treated the same? Will the interest rates change? If I have a mortgage from when the employees got a rate discount, will that rate change?	All employees with existing loans will continue to receive that discounted rate.

Monday, January 26, 2004			Page 5 of 6

Type	Ques #	Question	Answer
	2	If I’m offered a position and don’t wish to take it, will that affect my severance and/or unemployment?	If you are offered a position within the organization at the same salary level, similar skill set and within a commutable distance, we would require that you accept that position. If you do not, you would not be eligible for severance. A decision regarding your eligibility for unemployment is not made by Patriot or Susquehanna, it is a state adjudicator’s decision.

	3	When will we learn about estimated ESOP amounts? Will the ESOP distribution be made all at once or over time?	Patriot management is determining this schedule.

	4	Will our health insurance coverage continue through severance or when will we have to pay COBRA?	You most likely would need to elect COBRA.

	5	Is severance paid in one lump sum or in regular payroll cycle?	Any severance received will be paid in a lump sum.

	6	How will our vacation be handled if we leave? Will we get paid for any time earned that we have not used yet?	If you leave prior to the scheduled date, your PTO time will be paid out as any voluntary terminating employee. If you leave on your scheduled date you will be paid for any earned, but not taken PTO time.

	7	Will our COBRA be through our existing insurance carriers or will it be through Susquehanna’s carriers? If through Susquehanna’s, will pre-existing conditions be covered?	At this point we don’t know if you will be covered under your current carriers or Susquehanna’s. However, rest assured that no matter which carrier, there are no pre-existing conditions.

	8	What is the minimum severance period (for short-timers)?	The minimum amount of severance is 2 weeks.

	9	What happens to the days left in our sick bank?	If you are continuing with Patriot/Susquehanna, those days, as stated above, will be carried over to Susquehanna. Sick time is not normally paid out to exiting employees, therefore if you are an employee that is severed, those sick days would not be paid out, in accordance with the Patriot policy.

Monday, January 26, 2004			Page 6 of 6

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot filed a Registration Statement on Form S-4 and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) on January 30, 2004. The Registration Statement has not yet become effective and may be changed. Amendments to the Registration Statement, including the definitive form of joint proxy statement/prospectus, will also be filed with the Commission. THE REGISTRATION STATEMENT AND DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive form of joint proxy/prospectus will be mailed to shareholders of Susquehanna and Patriot Bank, Corp. Investors and shareholders will be able to obtain a free copy of such documents when they become available at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com when they become available.

Participants in Solicitation

Susquehanna, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the definitive joint proxy statement/prospectus.